UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

Franchise Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

35180X105

(CUSIP Number)

2013 Douglas R. Rippel Irrevocable Trust

7570 W. 21st Street N

Building 1010, Suite 1010,

Wichita, Kansas 67205

(316) 214-8340

With copy to:

Cal Smith; P. Sean Kelly

King & Spalding LLP

1180 Peachtree Street NE

Atlanta, Georgia 30309

(404) 572-4600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON 2013 Douglas R. Rippel Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 181,467(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 181,467(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 181,467(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.52%(2)
14	TYPE OF REPORTING PERSON IN

(1)

Represents 181,467 shares of Common Stock of the Issuer held of record by the 2013 Douglas R. Rippel Irrevocable Trust for which Mr. Douglas R. Rippel, as trustee of the 2013 Douglas R. Rippel Irrevocable Trust, may be deemed to be a beneficial owner.

(2)

Percentage calculated based on 35,187,771.51 shares of Common Stock outstanding as of July 10, 2023, as reported by the Issuer in the definitive proxy statement filed by the Issuer with the Securities and Exchange Commission on July 14, 2023.

1	NAME OF REPORTING PERSON Douglas R. Rippel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 181,467(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 181,467(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 181,467(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.52%(2)
14	TYPE OF REPORTING PERSON IN

(1)

Represents 181,467 shares of Common Stock of the Issuer held of record by the 2013 Douglas R. Rippel Irrevocable Trust for which Mr. Douglas R. Rippel, as trustee of the 2013 Douglas R. Rippel Irrevocable Trust, may be deemed to be a beneficial owner.

(2)

Percentage calculated based on 35,187,771.51 shares of Common Stock outstanding as of July 10, 2023, as reported by the Issuer in the definitive proxy statement filed by the Issuer with the Securities and Exchange Commission on July 14, 2023.

Explanatory Note

On May 10, 2023, Franchise Group, Inc., a Delaware corporation (the “Issuer”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Issuer, Freedom VCM, Inc., a Delaware corporation (“Parent”), and Freedom VCM Subco, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”). Subsequently, in connection with the transactions contemplated by the Merger Agreement, the 2013 Douglas R. Rippel Irrevocable Trust entered into the Reporting Person Rollover Agreement (as defined and further described in Item 4 below). Also as further described below, Douglas R. Rippel may be deemed to be the beneficial owner of 181,467 shares of Common Stock of the Issuer, $0.01 par value (“Common Stock”), as reported in this Statement on Schedule 13D (this “Schedule 13D”). The 2013 Douglas R. Rippel Irrevocable Trust and Douglas R. Rippel are collectively referred to in this Schedule 13D as the “Reporting Persons.” The Reporting Persons are filing this Schedule 13D by virtue of the 2013 Douglas R. Rippel Irrevocable Trust entering into the aforementioned Reporting Person Rollover Agreement, as further described below.

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of Common Stock of Franchise Group, Inc., a Delaware corporation. The Issuer’s principal executive offices are located at 109 Innovation Court, Suite J, Delaware, Ohio 43015.

Item 2.	Identity and Background

(a) - (c),	(f) This Schedule 13D is filed by the following persons (collectively, the “Reporting Persons”), pursuant to their agreement to the joint filing of this Schedule 13D attached hereto as Exhibit 99.1:

(i)	2013 Douglas R. Rippel Irrevocable Trust, a trust formed under the laws of the State of Kansas (the “Rippel Trust”); and

(ii)	Douglas R. Rippel, an individual resident of the State of Kansas (“Mr. Rippel”).

The business address of the Reporting Persons is 7570 W. 21st Street N, Building 1010, Suite C, Wichita, Kansas 67205.

The Rippel Trust is a trust formed under the laws of the State of Kansas.

Mr. Rippel is a United States citizen.

Mr. Rippel is the trustee of the Rippel Trust.

The principal business of the Ripple Trust is investment activities.

(d)	During the last five years, the Reporting Persons have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of this Schedule 13D shall incorporate by reference the information set forth in Item 4 below. No payments were made by or on behalf of the Reporting Persons in connection with the execution of the Reporting Person Rollover Agreement (as defined and further described in Item 4 below), and therefore no funds were used in connection with the transactions prompting the Reporting Persons to file this Schedule 13D.

Item 4.	Purpose of Transaction

Agreement and Plan of Merger; Financing

The Reporting Persons are filing this Schedule 13D based on the 2013 Douglas R. Rippel Irrevocable Trust (the “Rippel Trust”) entering the Reporting Person Rollover Agreement (as defined and further described in this Item 4 below). Other than the Reporting Person Rollover Agreement—to which the form of BRP Shares LLC Agreement (as defined and further described below) is an exhibit and which the Rippel Trust will enter substantially concurrently with the closing of the Merger—the Reporting Persons are not a party to any of the other agreements described further below, including without limitation the Merger Agreement.

On May 10, 2023, the Issuer entered into the Merger Agreement with Parent and Merger Sub, pursuant to which, upon the terms and subject to the conditions set forth therein, Merger Sub shall merge with and into the Issuer, with the Issuer surviving the merger as a wholly owned subsidiary of Parent (the “Merger”). The acquiring group includes members of the senior management team of the Issuer, led by Brian Kahn (“Kahn”), the Issuer’s Chief Executive Officer, in financial partnership with a consortium that includes B. Riley Financial, Inc. (“B. Riley”) and Irradiant Partners.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”): (a) each share of Common Stock (each, a “Share”) held by stockholders (other than the Excluded Shares as defined by the Merger Agreement, the definition of which includes, among other items, the Issuer’s Shares for which the holder has duly exercised appraisal rights pursuant to Section 262 of the General Corporation Law of the State of Delaware, Shares or Preferred Shares owned by Bryant Riley, B. Riley, Parent, Merger Sub, the Issuer and its wholly-owned subsidiaries and Rollover Shares, as defined below) will receive $30.00 in cash per Share (the “Public Stockholder Per Share Price”); (b) each share of preferred stock of the Issuer (each, a “Preferred Share”) will be converted or, at the election of the Issuer (which shall be made solely at Parent’s direction), redeemed, in each case in accordance with that certain Certificate of Designation of 7.50% Series A Cumulative Perpetual Preferred Stock of the Issuer, dated as of September 18, 2020; and (c) each Rollover Share shall be subject to the treatment provided in the Rollover Agreement, as described below.

The Merger Agreement contains customary representations and warranties from the parties, and each party has agreed to customary covenants.

The Merger Agreement provides for certain termination rights, including that the Issuer or Parent may terminate the Merger if the closing does not occur by November 10, 2023, subject to the terms and conditions of the Merger Agreement. Closing of the Merger is conditioned on customary conditions to closing including expiration of the waiting period (and any extension thereof), if any, applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the receipt of the Requisite Company Vote (as defined in the Merger Agreement).

Certain financial institutions and Irradiant Partners LP have agreed to provide Parent with debt financing in an aggregate principal amount of up to $475 million on the terms and subject to the conditions set forth in a debt commitment letter. In addition, B. Riley has committed to capitalize Parent at closing of the Merger with an aggregate equity contribution equal to up to $560 million on the terms and conditions set forth in an equity commitment letter, though it is expected that the actual amount to be funded by B. Riley will be substantially less.

Rollover Agreement

On May 10, 2023, concurrently with the execution and delivery of the Merger Agreement, certain stockholders of the Issuer (the “Rollover Stockholders”) entered into a rollover contribution agreement (the “Rollover Agreement”) between Freedom VCM Holdings, LLC, a Delaware limited liability company and, following the consummation of the Merger, indirect parent of the Issuer (“Topco”), and each Rollover Stockholder, pursuant to which, at the Effective Time, certain shares of Common Stock (“Rollover Shares”) held by the Rollover Stockholders will be contributed to

Topco in exchange for a number of common membership interests of Topco. Subsequently, the Rippel Trust entered into a rollover contribution agreement dated as of August 10, 2023 with Freedom VCM Holdings, LLC and B. Riley Private Shares 2023-2 QP, LLC (“BRP Shares, LLC”) (the “Reporting Person Rollover Agreement”, and collectively with the Rollover Agreement, the “Rollover Agreements”). Pursuant to the Reporting Person Rollover Agreement, substantially concurrently with the closing of the Merger, the Rippel Trust’s Shares will be contributed to BRP Shares, LLC in exchange for a number of common membership interests of BRP Shares, LLC, which will in turn acquire the equivalent number of common membership interests in Topco. Also substantially concurrently with the closing of the Merger, the Rippel Trust will enter into a Limited Liability Company Operating Agreement (“BRP Shares LLC Agreement”) of BRP Shares, LLC. The BRP Shares LLC Agreement, a form of which is an exhibit to the Reporting Person Rollover Agreement, will govern the rights and obligations of the Rippel Trust and the other members of BRP Shares, LLC.

On May 10, 2023, concurrently with the execution and delivery of the Merger Agreement, certain members of the Issuer’s management team (the “Management Stockholders”), entered into a Voting Agreement with the Issuer and Parent (the “Voting Agreement”). Pursuant to the Voting Agreement, the Management Stockholders have agreed to vote all Shares owned by them in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby and against certain actions that would prevent, interfere with or delay the consummation of the Merger. The Reporting Person Rollover Agreement includes covenants obligating the Rippel Trust to vote its Shares in favor of the transaction substantially identical to the Voting Agreement. The Reporting Person Rollover Agreement terminates upon the termination of the Merger Agreement in accordance with its terms and is terminable by the Rippel Trust if the Merger Agreement is amended to reduce the amount or form of the Public Stockholder Per Share Price, to extend the Outside Date (as defined in the Merger Agreement) beyond December 25, 2023, or to otherwise impose additional conditions or obligations that would reasonably be expected to prevent or impede the consummation of the Merger or in the event the Special Committee or the Board changes its recommendation in favor of the Transaction or upon the valid termination of the Voting Agreement.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of each of the Merger Agreement, the Voting Agreement and the Rollover Agreements, copies of which are filed as Exhibits herewith, and which are incorporated herein by reference in their entirety. The Merger Agreement, the Voting Agreement and the Rollover Agreements are incorporated herein by reference to provide investors and security holders with information regarding their terms. They are not intended to provide any other factual or financial information about Parent, Merger Sub, the Issuer, the Reporting Persons or any other person or entity or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in each of the Merger Agreement, the Voting Agreement and the Rollover Agreements: (a) were made only for purposes of the respective agreement and as of specific dates; (b) were solely for the benefit of the parties to the Merger Agreement, the Voting Agreement and the Rollover Agreements, as applicable; (c) may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement, the Voting Agreement and the Rollover Agreements, instead of establishing those matters as facts; and (d) may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of any party to the aforementioned documents or any of those parties’ respective subsidiaries or affiliates.

As a result of the Rippel Trust entering into the Reporting Person Rollover Agreement, the Reporting Persons may be deemed to have formed a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Act with Mr. Kahn and certain of his affiliates and related persons, Mr. Riley (the Chairman and Co-Chief Executive Officer of B. Riley), Mr. Laurence (a partner at Vintage Capital Management, LLC (“Vintage Capital”)), Vintage Capital, an affiliate of Mr. Kahn, American Financial Group, Inc. (“AFG”) and Great American Insurance Company, an Ohio corporation (“Great American”), a wholly-owned subsidiary of AFG, Mr. Joseph A. Haverkamp, Mr. John B. Berding, his immediate family member and an affiliated trust (the “Berding Parties”), the Employee Rollover Parties (as described and defined in Item 5 below), the Kelleher Family Trust, Mr. Daniel Ondeck, the Survivor’s Trust under the Riley Family Trust and Mr. Randy E. Paulson, each of which entered into a rollover agreement with Freedom VCM Holdings, LLC, and BRP Shares, LLC. The Rippel Trust (i) has separately committed to contribute $19.7 million to BRP Shares, LLC in exchange for membership interests in BRP Shares, LLC, which will in turn acquire the equivalent number common membership interests in Topco, and (ii) will enter into the BRP Shares LLC Agreement, each substantially concurrently with the closing of the Merger.

Item 5.	Interest in Securities of the Issuer

As a result of the Rippel Trust entering into the Reporting Person Rollover Agreement, as described in Item 4 above, the Reporting Persons may be deemed to have formed a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Act with Mr. Kahn and certain of his affiliates and related persons, Mr. Riley (the Chairman and Co-Chief Executive Officer of B. Riley), Mr. Laurence (a partner at Vintage Capital), and Vintage Capital, an affiliate of Kahn, as well as the following officers of the Issuer who have entered into additional rollover and contribution agreements with Topco: Mr. Kenneth Todd Evans, Mr. Scott Harvey, Mr. Andrew F. Kaminsky, Mr. Jason Mattes, Ms. Tiffany McMillan-McWaters, Mr. Eric F. Seeton, and Mr. Thomas Will (collectively, the “Employee Rollover Parties”); together with Kelleher Family Trust, Mr. Ondeck, the Survivor’s Trust under the Riley Family Trust and Mr. Paulson, who have also entered into rollover and contribution agreements. Based on public filings, the Reporting Persons understand that (i) Brian Kahn may, directly or indirectly (including with respect to Vintage Capital), be deemed to beneficially own 12,231,350 shares of Common Stock, (ii) Mr. Riley beneficially owns 1,804 shares of Common Stock, (iii) Mr. Laurence beneficially owns 573,482 shares of Common Stock, (iv) AFG is the beneficial owner and Great American is the owner of record of 686,115 shares of Common Stock, (v) the Berding Parties beneficially own 184,875 shares of Common Stock, (vi) Mr. Haverkamp beneficially owns 1,887 shares of Common Stock, (vii) the Kelleher Family Trust owns 13,768 shares of Common Stock, (viii) the Employee Rollover Parties beneficially own 283,703.12 shares of Common Stock, (ix) Mr. Ondeck beneficially owns 6,764 shares of Common Stock, (x) the Survivor’s Trust under the Riley Family Trust beneficially owns 12,216 shares of Common Stock and (xi) Mr. Paulson beneficially owns 40,000 shares of Common Stock. Accordingly, to the extent the Reporting Persons are deemed to be a member of such “group”, the aggregate beneficial ownership of such “group”, including the shares of Common Stock beneficially by the Reporting Persons, is equal to 14,217,431.12 shares of Common Stock, representing approximately 40.4% of the outstanding shares of Common Stock. The foregoing percentage is based on 35,187,771.51 shares of Common Stock outstanding as of July 10, 2023, as reported by the Issuer in the definitive proxy statement filed by the Issuer with the Securities and Exchange Commission on July 14, 2023. The Reporting Persons disclaim beneficial ownership of any shares of capital stock of the Issuer owned by the other members of such “group”.

(a) As of 4:00 p.m., Eastern Time, on August 10, 2023, the Reporting Persons beneficially owned 181,467 shares of Common Stock, representing approximately 0.52% of the Issuer’s Common Stock outstanding.

The calculation of the percentage of Common Stock beneficially owned by the Reporting Persons is based on 35,187,771.51 shares of Common Stock outstanding as of July 10, 2023, as reported by the Issuer in the definitive proxy statement filed by the Issuer with the Securities and Exchange Commission on July 14, 2023.

(b) The Reporting Persons have sole voting and dispositive power over the shares of Common Stock set forth in Item 5(a) above.

(c) The Reporting Persons have not effected any transactions in the Common Stock in the 60 days prior to the date of this Schedule 13D.

(d) Except as otherwise described herein, no person other than the Reporting Persons are known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock referred to in this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D hereby incorporates by reference the information set forth in Item 4 above.

Item 7.	Material to be Filed as Exhibits

Exhibit	Name
99.1*	Joint Filing Agreement among the Reporting Persons, dated as of August 11, 2023

99.2**	Agreement and Plan of Merger, dated as of May 10, 2023, by and among Franchise Group, Inc., Freedom VCM, Inc. and Freedom VCM Subco, Inc. (incorporated by reference to Exhibit 2.1 to the Franchise Group, Inc.’s Form 8-K filed with the Securities and Exchange Commission on May 11, 2023)

99.3*	Rollover Agreement, dated as of August 10, 2023, by and among Freedom VCM Holdings, LLC, B. Riley Private Shares 2023-2 QP, LLC and the 2013 Douglas R. Rippel Irrevocable Trust

*	A copy is filed herewith.
**	Schedules omitted pursuant to Item 601(a)(5) of Regulation S-K. The Issuer has agreed to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2023

2013 Douglas R. Rippel Irrevocable Trust

By:	/s/ Douglas R. Rippel
	Name:	Douglas R. Rippel
	Title:	Trustee

Douglas R. Rippel

By:	/s/ Douglas R. Rippel